
Mail Stop 3233

July 6, 2018

<u>Via E-mail</u>
Mr. Daniel J. D'Arrigo
Chief Financial Officer
MGM Resorts International
3600 Las Vegas Blvd. South
Las Vegas, NV 89109

  Re: **MGM Resorts International**
     Form 10-K for the fiscal year ended December 31, 2017
     Form 10-Q for the quarterly period ended March 31, 2018
     Filed March 1, 2018 and May 7, 2018, respectively
     File No. 001-10362

Dear Mr. D'Arrigo:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

  After reviewing your response to this comment, we may have additional comments.

<u>Form 10-Q for the quarterly period ended March 31, 2018</u>

<u>Financial Statements</u>

<u>Note 2 Basis of Presentation and Significant Accounting Policies</u>

<u>Revenue Recognition, page 7</u>

1. We note your disclosure that as a result of the adoption of ASC 606 the company will allocate revenues related to goods and services provided to customers for free as an inducement to gamble based upon stand-alone selling price and that the promotional allowances line item has been removed. We further note the company has not disclosed their costs of providing these complimentaries, as it did on page 75 of its Form 10-K for the year ended December 31, 2017. Please tell us how you considered the disclosure of

the cost of complimentaries by department upon the adoption of ASC 606, which was intended to enhance disclosures rather than diminish disclosure.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3856 with any questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate
& Commodities